















Software | Infrastructure | Technology | B2B

# Soar.com

## A Human Potential Platform that uses technology to help people be their best

SOAR.COM PROVO UTAH

*We believe that every person on earth possesses greatness and unique potential. Our mission is to identify, develop and unleash that potential by harnessing the power of AI and voice assistant to help people design and live their best lives. Consider this an open invitation to join the movement to uplift humanity.*

**Paul Allen** Founder and CEO @ Soar.com

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### Why you may want to support us...

1. Founded by successful serial entrepreneur Paul Allen, most widely known for founding Ancestry.com (left in 2002, company at $46M+ revenue).
2. Early application of voice-enabled AI technology with verified contracts to build AI models and applications for the coaching industry.
3. 2,000+ coaches from across 40 states and 30 countries recruited to the platform and dedicated to our mission to uplift humanity.
4. Early investors including Joe Ritchie, Tony Annino, Graham Weston, Brian Heywood and Jacquelyn Zehner.
5. Our coaches have coached over 1,200,000 people collectively.
6. $1.1M+ in sales, with over $665K in client revenue.
7. Partners include Gallup, Sandler Training, ISTE, BB&R Wellness Consulting, Impact Advantage and more being formed in the coaching industry.
8. Raised $2.8M in investment to date.

### Our Team

AND OUR MAJOR ACCOMPLISHMENTS

**Paul Allen**
Founder and CEO
*Founded Ancestry.com, sold for $1.6B in 2012 (NASDAQ: ACOM), and FamilyLink (acquired by MyHeritage in 2011). 5 years as Global Strengths Evangelist for Gallup.*

**Clint Carlos**
Chief Revenue Officer
*Founder of multiple high-growth HR Tech companies. Nearly a decade as a strategy and workplace consultant, with clients including Facebook, Google, Kraft Foods, P&G, and a number of large retailers and banks.*

**Brad Pace**
Chief Experience Officer
*Previous CTO at TravelPass Group ($2.2 billion in all-time gross hotel booking revenue with 7.8 million bookings). Technology executive for 22 years*

*revenue with /i.i million bookings). Technology executive for 25 years.*

**Aura Morrey**
Chief of Staff
*Previous experience includes 3 years at Ancestry.com, 5 years at FamilyLink with responsibilities at Office Manager, Executive Assistant to CEO, and HR Manager/Benefits Coordinator positions.*

**Richard Stauffer**
Chief Architect
*Previously Software Engineer at Gallup, Lead Software Architect at MyHeritage, and Programmer at Ancestry.com for 8 years.*

**Amira El-Gawly**
Strategy Consultant
*Founder of Manifesta Former VP of Community and Customer Success, with experience leading Public Relations and External Communications.*

**Judy Diaz**
Sr. VP Strategy
*Former VP Marketing at Politico and SVP of Strategy and Operations at AARP Life Reimagined.*

**Nate McConkie**
Chief Marketing Officer
*First Head of Marketing at Qualtrics, increased lead generation by 115%. Freelance Consultant at Zoo Content with clients including NCAA, Sprint, Netflix, and Deloitte.*

**Debra Snowdale**
CFO
*Enthusiastic Financial Executive with broad experience in Silicon Valley. Expertise in leveraging working capital for growth and runway management, fundraising, operations management.*

**Mark Tucker**
Sr. Architect
*Hands-on practitioner of voice-first technology and Amazon-recognized Alexa Champion. 25 years of software design and development experience (including 10+ years leading software development teams),*

**Nate Niederhausern**
Director of Customer Success
*Experienced Program and Product Manager at MicroSoft helping businesses and learning organizations through the digital transformation.*

## Why people love us

*"I believe in human potential. I believe that the more we understand ourselves, the more we can articulate our key strengths and abilities, the better we will do in our careers and in life more generally. This is what Soar is all about."*
**Jacquelyn Zehner**
Investor, Writer, Consultant. Co-Founder of Women Moving Millions.
Former Partner, Goldman Sachs.

*"One of the most powerful and actionable strengths that Soar has is its massive coaching community. Within the first month or two, I collaborated with another coach that made me $7,000. And that's just the tip of the iceberg."*
**Josh Brecheisen**
Soar Coach

*"I am honored and humbled to be a part of this cause. Soar will uplift humanity in the most beautiful, positive way."*
**Kat Frati**
Soar Coach

*"I am thrilled to be a part of uplifting lives in any small way. I am grateful that Soar came along when it did."*
**Lisa Rice**
Soar Coach

See more on Buzz

## Some of our investors

WE'VE RAISED $2,985,000 FROM 6+ INVESTORS SINCE OUR FOUNDING



**Graham Weston**

*Former CEO and Chairman of Rackspace Hosting Inc ($2B revenue in 2015). As CEO, Rackspace grew from 12 to 1200 employees and $1M to $200M in annualized revenue. Drawn to big, transformative ideas. His business philosophy in 2 words: "People matter."*





**Brian Heywood**

*Managing Partner/CEO Taiyo Pacific Partners. Director at Roland Corporation (Japan). Graduated from Harvard with an honors degree in East Asian Studies. Speaks and reads Japanese fluently.*





**Jacquelyn Zehner**

*Investor, Writer, Consultant. Co-Founder of Women Moving Millions. Former Partner, Goldman Sachs.*





**Joseph Ritchie**

*Options and commodities trader, international businessman, presidential advisor, serial entrepreneur, aviator and father of 10. Founded Chicago Research and Trading (CRT) and currently serves as the Head of Fox River Partners.*





**Allison Stoloff**

*Head of Marketing at Knotel, Angel Investor & Advisor. Previously at Facebook. Stanford Graduate School of Business.*





**Anthony Annino**

*Chief Investment Officer at Perspecta Trust. Leads the investment team and manages the investment process from broad oversight for all asset allocation, manager research, and direct private investment.*





*"One of the most powerful and actionable strengths that Soar has is its massive coaching community. Within the first month or two, I collaborated with another coach that made me $7,000. And that's just the tip of the iceberg."*
**Josh Brecheisen**
Soar Coach



*"I am honored and humbled to be a part of this cause. Soar will uplift humanity in the most beautiful, positive way."*
**Kat Frati**
Soar Coach



*"I am thrilled to be a part of uplifting lives in any small way. I am grateful that Soar came along when it did."*
**Lisa Rice**
Soar Coach

See more on Buzz

**Downloads**

📄 WeFunderDeckFinal.pdf

# The first platform to use AI to unleash human potential.

The Soar platform is the first of its kind to deliver uplifting curated content, coaching and community to every citizen of the world.

We nurture individual talents and support high performing teams and organizations by helping millions of individuals identify their strengths and thrive in every area of life.

Soar hosts the best professional coaches in the world and the most innovative technologies to connect them with individuals and teams.

### This isn't our first rodeo. CEO Paul Allen created Ancestry.com.

Ancestry.com is the largest for-profit genealogy company in the world, which sold for $1.6B in 2012. Paul founded both Ancestry.com (NASDAQ: ACOM) and FamilyLink (acquired by MyHeritage in 2011).

## Ancestry.com Revenue



*Ancestry.com first 4 years of revenue.*

**Soar has 2,000+ coaches and 85 evangelists across 40 states and 30 countries. Our coaches have helped 1.2M+ people to date.**



**New AI and voice-assistant advances primes $12B market.**

The combined TAM, composed of Life Coaching, Management Consulting, HR Consulting, Business Coaching, and Sales Training has been estimated at $12.7B.



*Anticipated to continue to grow at 6% annually.*

## Who We Are

Each member of our team has a genuine passion for our mission to uplift humanity and deep experience building viral apps and sites that reached tens of millions of people. Key executives and advisors worked at Gallup, Right Management, Franklin Covey, Qualtrics, Microsoft, Ancestry, Politico, AARP, and PBS.





2007-2009

*By FamilyLink, founded by Paul Allen, Founder and CEO @ Soar.*







# Investor Q&A

− COLLAPSE ALL

### What does your company do? ⌄
Soar helps individuals, teams and companies reach higher levels of fulfillment and performance through the latest technology in human development, including - Artificial Intelligence, Voice Computing, Individual & Team Coaching, Assessments, Life Design Software, and community learning.

### Where will your company be in 5 years? ⌄
In five years we hope to be a robust platform with 100 million users, $100 million in revenue, and ethics and scientific communities that validate tools and content to ensure it truly improves the well-being of humans everywhere.

### Why did you choose this idea? ⌄
We believe that every person on earth possesses greatness and unique potential. Our

mission is to identify, develop and unleash that potential by harnessing the power of AI and voice assistant to help people design and live their best lives. Consider this an open invitation to join the movement to uplift humanity.

**How will you use this $1M?** ⌄

Raising $1M will allow us to design and develop a compelling beta version that drives viral customer acquisition strategy.

**How does Soar make money?** ⌄

Currently, Soar makes money through enterprise partnerships and coach subscriptions. The next phase will allow us to make money through user subscriptions and eCommerce which includes assessments, digital and physical products and enterprise partnerships.

**How will you acquire new users?** ⌄

New users will be acquired through referrals and viral sharing.

**How big is the market?** ⌄

The total market we have access to is $192B.

**What do you understand about your business that others don't get?** ⌄

The world is starving for self-awareness and self-confidence. Self-awareness is most powerful when cultivated in a community-driven experience. The application of self-knowledge and discovery in community will change the way we think about "self-help." We will help people fulfill their life's potential through personalized, AI-powered experience in a way that assessments and books cannot do alone.

**What has been your biggest obstacle so far? How did you overcome it?** ⌄

Our biggest obstacles include finding the right talent and fundraising without venture capital. Early stage employees and investors often get the short end of the stick when big investors come in later and ask for Preferred Shares, redemption rights, governance control, ratchets, and other rights that give them a bigger portion than their dollar investment deserves. Our goal is to protect early investors from bad terms, and retain the power to achieve our mission.

**Where does the name Soar come from?** ⌄

Don Clifton's book "Soar with your Strengths", is the inspiration for the Strengths movement and is one of the most important books on personal development ever written.